Via Facsimile and U.S. Mail
Mail Stop 6010

March 21, 2006

Mr. Stephen J. Harrison
Chief Executive Officer
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee   37215

Re: First Acceptance Corporation
**   Form 10-K for the Fiscal Year Ended June 30, 2005**
**   Filed September 13, 2005**
**   File No. 001-12117**

We have limited our review of your filings to those issues we have addressed in our comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 25

Critical Accounting Policies, page 35

Losses and loss adjustment expense reserves, page 36

1. Please amend your filing to provide the following information about these reserves:

    - Provide information comparable to those on pages 95 through 98 of Amendment #3 to your Form S-1 filed on March 22, 2004, especially as that type of information would still appear to be relevant and as we had requested much of that information in:

- comment 82 in our January 12, 2004 comment letter;
- comment fourteen in our February 4, 2004 comment letter; and,
- comment two in our February 25, 2004 comment letter.

- Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

- Describe those assumptions that you believe are the most significant in determining your loss reserves. For example, significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

- Describe the methodologies used to determine your loss reserves. For example, this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

- As you had disclosed that an external actuary had estimated a range for these reserves, describe the range of loss reserve estimates, the factors that determined the boundaries of this range, and your basis for selecting the recorded amount, rather than any other amount within the range as the best estimate of incurred losses. In addition, include narrative disclosure and quantification of the impact that reasonably likely changes in one or more of these factors would have on results of operations, financial position and liquidity.

*   *   *   *

As appropriate, please amend your Form 10-K for the year ended June 30, 2005 and respond to this comment within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Oscar M. Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant